Annual Meeting Results
An annual meeting of the fund's shareholders was held on August 3, 2000. Each matter voted upon at that meeting, as well as the number of votes cast for, against or withheld, the number of abstentions, and the number of broker non-votes with respect to such matters, are set forth below.

(1) The fund's shareholders elected to decrease the size of its Board of Directors to eight directors.
The following votes were cast regarding this matter:

Shares	Shares		 Broker
Voted "For"	Voted "Against" Abstentions	Non Votes
14,807,717	  83,546	  	205,933		-


(2) The fund's shareholders elected the following directors:

						Shares
Shares	Withholding
				Voted "For"	Authority
Robert J. Dayton		14,899,426	     197,770
Roger A. Gibson		14,894,760	     202,436
Andrew M. Hunter III	14,899,760	     197,436
Leonard W. Kedrowski	14,901,858 	     195,338
John M. Murphy, Jr.	14,901,926	     195,270
Robert L. Spies		14,853,490	     243,706
Joseph D. Strauss		14,896,426	     200,770
Virginia L. Stringer	14,898,872	     198,324


(3) The fund's shareholders ratified the selection by the fund's Board of Directors of Ernst & Young as the independent public accountants for the fund for the fiscal year ending November 30, 2000. The following votes were cast regarding this matter:

Shares 	Shares				Broker
Voted "For"	Voted "Against	Abstentions	Non Votes
14,853,410    58,484		185,301       	-

(4) The fund's shareholders voted on a proposal to change the fund's investment restriction governing investments in real estate. This proposal did not pass. The following votes were cast regarding this matter:

Shares	Shares				Broker
Voted "For"	Voted "Against"	Abstentions	Non Votes
5,013,462	4,503,707		298,654		   -